                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                          Allergy Research Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     01849R
--------------------------------------------------------------------------------
                                 (CUSIP Number)

           Dr. Stephen A. Levine, 15 Bridge Road, Kentfield, CA 94904
                                 (415) 925-1751
--------------------------------------------------------------------------------
           Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September ___, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  01849R                                                   Page 1 of 2
--------------------------------------------------------------------------------

1. Names of Reporting Persons.

   Dr. Stephen A. Levine, for himself and as Trustee of The Levine Family Trust (UTD March 21, 1990, as amended), a revocable trust, and Trustee of the Stephen and Susan Levine TR, the Levine Children's TR (UTD March 27,1998),
   a irrevocable trust
--------------------------------------------------------------------------------
 2. Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)

   Not applicable.

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                             |_|

--------------------------------------------------------------------------------
6. Citizenship or Place of Organization

   USA
--------------------------------------------------------------------------------

   Number of Shares         7.   Sole Voting Power
   Beneficially
   Owned by                      None
   Each Reporting           ----------------------------------------------------
   Person With:
                            8.  Shared Voting Power

                                None
                            ----------------------------------------------------
                            9.  Sole Dispositive Power

                                None.
                            ----------------------------------------------------
                            10. Shared Dispositive Power

                                None
                            ----------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

None
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                             |_|

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

    0%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    IN

--------------------------------------------------------------------------------

INTRODUCTION: Dr. Stephen A. Levine, for himself and as Trustee of The Levine Family Trust (UTD March 21, 1990, as amended), a revocable trust, and Trustee of the Stephen and Susan Levine TR, the Levine Children's TR (UTD March 27,1998), a irrevocable trust (the "Reporting Person"), is filing this Amendment No. 2 to
Schedule 13D relating to Allergy Research Group, Inc. (the "Issuer") to disclose that he is no longer the beneficial owner of any shares of Common Stock of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION

         As previously disclosed, the Reporting Person sold all shares of Common Stock of which he or either trust was beneficial owner at a price of $1.33 per share in the tender offer by KI NutriCare, Inc., through its wholly owned subsidiary Longhorn Acquisition Corp.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) Upon tendering all shares of Common Stock of which he or either trust was a beneficial owner to Longhorn Acquisition Corp., the Reporting Person no longer holds any shares of Common Stock of the Issuer.

         (c) The Reporting Person tendered all shares of Common Stock of which he or either trust was a beneficial owner to Longhorn Acquisition Corp. for $1.33 per share on August 18, 2008.

         (e) On August 18, 2008, the date on which the Reporting Person tendered all shares of Common Stock of which he or either trust was a beneficial owner to Longhorn Acquisition Corp., the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 9, 2008
-----------------------
Date

/s/ Stephen A. Levine
-----------------------
Stephen A. Levine, Ph.D.